EXHIBIT 99.1
                                                                    ------------


                COMPTON PETROLEUM ANNOUNCES THIRD QUARTER RESULTS

FOR IMMEDIATE RELEASE                                          NOVEMBER 12, 2004

CALGARY, ALBERTA - Compton Petroleum Corporation ("Compton" or the "Company") is pleased to announce its financial and operating results for the quarter ended September 30, 2004.

THIRD QUARTER HIGHLIGHTS:

o    Developing resource plays:

     o Coal Bed Methane: encouraging results from a 6 well recompletion program targeting Horseshoe Canyon coals. 4 - 5 follow up pilot programs being instituted.

     o Callum: successful drilling and completions indicate significant resource potential.

     o Hooker: Basal Quartz pool boundary and production extended 5 miles north.

     o     Niton: 2004 drilling program expanded to 20 wells.

o Quarter over quarter production increased 4% to 27,268 boe/d. Production in the month of December is expected to be approximately 30,000 boe/d.

FINANCIAL SUMMARY

-----------------------------------------------------------------------------------------------------------
                                                   THREE MONTHS ENDED           NINE MONTHS ENDED
                                                      SEPTEMBER 30                 SEPTEMBER 30
  ($000s, except per share amounts)              2004       2003   Change       2004       2003    Change
-----------------------------------------------------------------------------------------------------------
  Gross revenue                              $102,299    $78,150     31%    $290,470   $263,519      10%
  Cash flow from operations(1)               $ 46,844    $34,525     36%    $135,402   $122,173      11%
  Cash flow/share  - basic(1)                $   0.40    $  0.30     33%    $   1.16   $   1.05      10%
                   - diluted(1)              $   0.38    $  0.28     36%    $   1.10   $   1.00      10%
  Adjusted net earnings from operations      $ 12,209    $ 9,922     23%    $ 41,390   $ 39,824       4%
  Net earnings                               $ 21,977    $10,498    109%    $ 47,256   $106,572     -56%
  Net earnings per share -  basic            $   0.19    $  0.09    111%    $   0.40   $   0.92     -57%
                         -  diluted          $   0.18    $  0.09    100%    $   0.38   $   0.87     -56%
  Capital expenditures                       $ 74,082    $53,225     39%    $226,187   $148,733      52%
-----------------------------------------------------------------------------------------------------------

(1) See cautionary statement located at the front of the Management Discussion and Analysis.

OPERATING SUMMARY

-----------------------------------------------------------------------------------------------------------
                                                   THREE MONTHS ENDED           NINE MONTHS ENDED
                                                      SEPTEMBER 30                 SEPTEMBER 30
  (units as noted)                              2004        2003   Change       2004        2003    Change
-----------------------------------------------------------------------------------------------------------
  Average production
     Natural gas (mmcf/d)                        123         111     11%         122         116     5%
     Liquids (bbls/d)                          6,712       5,710     18%       6,117       5,895     4%
-----------------------------------------------------------------------------------------------------------
     Total (boe/d)                            27,268      24,219     13%      26,430      25,238     5%
  Average pricing (1)
     Natural gas ($/mcf)                       $6.48       $5.84     11%       $6.52       $6.49     -
     Liquids ($/bbl)                           46.60       35.15     33%       43.33       36.00    20%
-----------------------------------------------------------------------------------------------------------
     Total ($/boe)                            $40.78      $35.07     16%      $40.11      $38.25     5%
  Field netback ($/boe)                       $24.56      $20.10     22%      $24.37      $22.79     7%
-----------------------------------------------------------------------------------------------------------

(1) 2003 prices have been restated to exclude hedge losses and transportation charges.

OPERATIONS REVIEW
--------------------------------------------------------------------------------

Unseasonably wet weather delayed activities during the third quarter of 2004. A total of 36 wells were drilled during the period as compared to the 57 wells planned for the quarter and 52 wells drilled in the third quarter of 2003. Well tie-ins and pipeline construction were also delayed. With improved conditions in the fourth quarter, activities have markedly increased and the Company currently has 10 drilling rigs and 9 completion rigs working. Compton expects to drill an additional 44 wells by year end for a total of approximately 160 wells drilled in 2004.

DRILLING SUMMARY

Of the 36 (26 net) wells drilled during the quarter, 12 were classified as exploratory and 24 as development wells. The increasing maturity of the Company's oil and gas plays is reflected in a higher percentage of development wells in 2004 compared to prior years.

The following table indicates drilling results to September 30, 2004.

--------------------------------------------------------------------------------
2004 DRILLING RESULTS        GAS     OIL      D&A     TOTAL      NET    SUCCESS
--------------------------------------------------------------------------------

Southern Alberta              48       -        5        53       46         91%
Central Alberta               26       1        6        33       22         82%
Peace River Arch               5      15        1        21       12         95%
--------------------------------------------------------------------------------
                              79      16       12       107       80         89%
Standing, cased wells          9       -        -         9        8
--------------------------------------------------------------------------------
TOTAL                         88      16       12       116       88
--------------------------------------------------------------------------------

SOUTHERN ALBERTA

Southern Alberta continues to be the major focus of Compton's activities. The Company has approximately 1,100 sections of land in the area prospective for both plains and stacked foothills Belly River, deep tight Basal Quartz and Wabamun Crossfield gas. Additional upside exists in the shallower Edmonton sands and Horseshoe Canyon coals. Compton drilled 22 (19 net) wells with a 95% success rate in Southern Alberta during the third quarter of 2004.

CALLUM

During the third quarter of 2004, two gas wells targeting thrusted stacked Belly River group sands, drilled during the second quarter were completed and tied-in to the Callum plant. Initial production averaged approximately 2 mmcf/d per well, including liquids. A second drilling pad was constructed immediately south of the Callum gas plant and two directional gas wells have been drilled to date from this new pad. Two additional wells are planned from the same pad in the fourth quarter of 2004. Site assessment for a third pad to the south is currently underway, with drilling expected to commence early in 2005. Each pad has an eight well capability.

Compton is very encouraged from the results achieved at Callum thus far. The Company, based upon limited initial drilling results has estimated potential gas in place to be 80 bcf per section with ultimate recoveries depending on well density. The Company has an average working interest of 60% in 110 sections of land on trend in the area. Quarter section spacing has been approved over nine sections. Callum has the potential to become a very significant resource play and the Company currently plans to drill eight to twelve wells in the area during 2005.


HORSESHOE CANYON COAL BED METHANE

Compton holds approximately 1,000 sections of land in Southern Alberta that lie within the Horseshoe Canyon Coal Bed Methane ("CBM") fairway as determined by the Alberta Energy and Utilities Board ("EUB"). A preliminary geological assessment of the CBM potential of Compton's lands was conducted in the first quarter of 2004 with encouraging results. During the third quarter, the Company recompleted six wells targeting the Horseshoe Canyon Coals, primarily at Centron, Gladys and Brant to further assess the area's CBM potential. The results were encouraging and the recompleted wells appear to be very similar to those wells of industry competitors immediately north and south of Compton acreage. The Company is currently pursuing surface locations for four to five CBM pilot programs to confirm CBM reserves in the area. The pilots will comprise up to five wells each. The Company's existing low pressure infrastructure in the area will provide for the immediate evaluation of CBM production from the pilots. The pilot program evaluation is anticipated to be completed by mid 2005.

HOOKER

The Company's successful Basal Quartz drilling program at Hooker continued during the third quarter of 2004. Four wells were drilled, extending the pool boundary a further five miles to the north. Three of these wells have been completed and the fourth well is currently being completed. Half section spacing has been approved by the EUB over 26 sections on the Hooker trend. Compton has applied for downspacing approval on the southeast Hooker extension and is currently proceeding with an additional application for downspacing at the northern end of Hooker.

PLAINS BELLY RIVER

During the third quarter, 11 gas wells were drilled targeting Belly River sands in the Centron, Gladys and Brant areas. Compton currently has 20 Belly River wells scheduled for tie-in during the fourth quarter. The Company plans to drill an additional 25 - 35 wells in the fourth quarter for a total of 60-70 Belly River wells drilled in 2004. Infill drilling has commenced with the licensing of 10 wells on the seven townships for which half section spacing has been approved.

Due to Compton's successful Belly River drilling, the Company installed compression and a six inch pipeline from Brant to the Shouldice gas plant. This project effectively opens up more than a township of land in the area and added approximately 750 boe/d of production net to Compton, in mid October.

CENTRAL ALBERTA

Central Alberta provides Compton with excellent exploration and development drilling opportunities, similar to its successful Southern Alberta deep basin Hooker play. During the third quarter, six (four net) wells were drilled in Central Alberta with a 60% success rate.

Compton drilled three wells at Niton during the quarter as unusually wet weather conditions restricted access to the area. Despite weather delays, surface preparations for additional well locations continued. The Company anticipates it will complete its expanded 2004 drilling budget of 20 wells at Niton.

Compton recently received downspacing approval from the EUB on 13 sections at Niton. This decision allows the Company to drill two wells per section, targeting the Gething and Rock Creek zones. Downspacing approval on four additional sections is pending.

As a result of the Company's successful drilling program at Niton, the Company owned McLeod River gas plant is operating at maximum capacity. An expansion from 10 - 20 mmcf/d is ongoing and should be completed in the fourth quarter. Additionally, a 10 mmcf/d compressor station at Niton was installed and operational early in the third quarter of 2004. It is currently operating at seven mmcf/d through the Suncor Rosevear gas plant, in which Compton has a minor interest.

PEACE RIVER ARCH

The Peace River Arch area located north of Grande Prairie contains multi-zone potential for both exploration and development opportunities. In the third quarter of 2004, Compton drilled eight (four net) wells in the Arch with a 100% success rate.

Four non-operated horizontal wells were drilled at Cecil during the third quarter. Wet weather delayed tie-in of the wells; however, previously drilled wells are producing approximately 150-200 boe/d per well. There are numerous horizontal drilling locations in the area and Compton has committed to a 15 well program with its partner.

Compton has expanded its Charlie Lake drilling program due to successful drilling at Worsley in the first half of the year. The Company is currently pursuing 10 new drilling locations.

OUTLOOK AND GUIDANCE

An unseasonably wet third quarter resulted in certain planned activities being postponed. Despite weather related delays, the Company drilled a total of 36 wells and increased average production by approximately 1,000 boe/d over the second quarter of 2004. The Company exited the third quarter with approximately 4,290 boe/d behind pipe and waiting tie-in. It is anticipated that approximately 3,900 boe/d of the production behind pipe will be on stream by the end of the year. December production is expected to average approximately 30,000 boe/d.

Successes were achieved in all operating areas with specific significant resource play potential identified at Callum in the thrusted Belly River Group sands and in Horseshoe Canyon CBM in Southern Alberta. During the fourth quarter of 2004, the Company will continue to explore this potential as well as continuing to developing the plains Belly River sands, basin center prospects at Hooker and Niton and oil plays at Cecil and Worsley. The Company expects to drill a total of 160 wells by the end of 2004.

Compton expects to exit 2004 with cash flow of approximately $195-200 million ($1.60 per share) and capital expenditures of $225 million, before acquisitions. The Company is in the process of preparing its 2005 budget and operating program. 2005 guidance will be provided in mid December.


MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

ADVISORIES

MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") SHOULD BE READ IN CONJUNCTION WITH THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THREE AND NINE MONTHS ENDED SEPTEMBER

30, 2004 AND THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND MD&A FOR THE YEAR ENDED DECEMBER 31, 2003, AVAILABLE IN PRINTED FORM ON REQUEST AND POSTED ON THE COMPANY'S WEBSITE.

NON-GAAP FINANCIAL MEASURES

INCLUDED IN THE MD&A AND ELSEWHERE IN THIS INTERIM REPORT ARE REFERENCES TO TERMS USED IN THE OIL AND GAS INDUSTRY SUCH AS CASH FLOW FROM OPERATIONS, CASH FLOW PER SHARE AND ADJUSTED NET EARNINGS FROM OPERATIONS. THESE TERMS ARE NOT DEFINED BY GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN CANADA AND CONSEQUENTLY ARE REFERRED TO AS NON-GAAP MEASURES. THESE TERMS ARE USED BY COMPTON TO EVALUATE OPERATING RESULTS. REPORTED AMOUNTS MAY NOT BE COMPARABLE TO SIMILARLY TITLED MEASURES REPORTED BY OTHER COMPANIES.

CASH FLOW FROM OPERATIONS, AS COMMONLY USED IN THE OIL AND GAS INDUSTRY, APPEARS AS A SEPARATE CAPTION ON THE COMPANY'S CASH FLOW STATEMENT AND REPRESENTS NET INCOME BEFORE DD&A, FUTURE TAXES AND OTHER NON-CASH EXPENSES. CASH FLOW FROM OPERATIONS SHOULD NOT BE CONSIDERED AN ALTERNATIVE TO, OR MORE MEANINGFUL THAN, CASH PROVIDED BY OPERATING, INVESTING AND FINANCING ACTIVITIES OR NET EARNINGS AS DETERMINED IN ACCORDANCE WITH CANADIAN GAAP AS AN INDICATOR OF THE COMPANY'S PERFORMANCE OR LIQUIDITY. ADJUSTED NET EARNINGS FROM OPERATIONS REPRESENTS NET INCOME EXCLUDING CERTAIN ITEMS THAT ARE LARGELY NON-OPERATIONAL IN NATURE AND SHOULD NOT BE CONSIDERED AN ALTERNATIVE TO, OR MORE MEANINGFUL THAN, NET EARNINGS AS DETERMINED IN ACCORDANCE WITH CANADIAN GAAP.

USE OF BOE EQUIVALENTS

THROUGHOUT THE MD&A AND ELSEWHERE IN THIS INTERIM REPORT THE CALCULATION OF BARRELS OF OIL EQUIVALENT ("BOE") IS DETERMINED USING A CONVERSION RATE OF SIX THOUSAND CUBIC FEET ("MCF") OF NATURAL GAS FOR ONE BARREL OF OIL AND IS BASED ON AN ENERGY EQUIVALENCE CONVERSION METHOD. BOES MAY BE MISLEADING, PARTICULARLY IF USED IN ISOLATION. A BOE CONVERSION RATIO OF 6 MCF:1 BBL IS BASED ON AN ENERGY EQUIVALENCE CONVERSION METHOD PRIMARILY APPLICABLE AT THE BURNER TIP AND DOES NOT REPRESENT A VALUE EQUIVALENCE AT THE WELLHEAD.

FORWARD LOOKING STATEMENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS MAY CONTAIN CERTAIN FORWARD LOOKING STATEMENTS UNDER THE MEANING OF APPLICABLE SECURITIES LAWS. FORWARD LOOKING STATEMENTS INCLUDE ESTIMATES, PLANS, EXPECTATIONS, OPINIONS, FORECASTS, PROJECTIONS, GUIDANCE OR OTHER STATEMENTS THAT ARE NOT STATEMENTS OF FACT. ALTHOUGH COMPTON BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD LOOKING STATEMENTS ARE REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. THERE ARE MANY FACTORS THAT COULD CAUSE FORWARD LOOKING STATEMENTS NOT TO BE CORRECT, INCLUDING RISKS AND UNCERTAINTIES INHERENT IN THE COMPANY BUSINESS. THESE RISKS INCLUDE, BUT ARE NOT LIMITED TO: CRUDE OIL AND NATURAL GAS PRICE VOLATILITY, EXCHANGE RATE FLUCTUATIONS, AVAILABILITY OF SERVICES AND SUPPLIES, OPERATING HAZARDS AND MECHANICAL FAILURES, UNCERTAINTIES IN THE ESTIMATES OF RESERVES AND IN PROJECTIONS OF FUTURE RATES OF PRODUCTION AND TIMING OF DEVELOPMENT EXPENDITURES, GENERAL ECONOMIC CONDITIONS, AND THE ACTIONS OR INACTIONS OF THIRD-PARTY OPERATORS. THE COMPANY'S FORWARD LOOKING STATEMENTS ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THIS CAUTIONARY STATEMENT.

Compton is an independent, public company actively engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in Western Canada. Compton also controls and manages the Mazeppa Processing Partnership ("MPP"), which owns significant midstream assets critical to the Company's activities in Southern Alberta. The accounts of MPP are consolidated in the Company's financial statements.

EXECUTIVE SUMMARY:

o Cash flow from operations for the three months ended September 30, 2004 was $47 million, driven by continued strong commodity prices and increased production.

o Adjusted net earnings from operations were $12 million in the third quarter.

o    Field netbacks averaged $24.56/boe in the third quarter.

o    Capital expenditures totaled $74 million in the third quarter.

RESULTS OF OPERATIONS

-----------------------------------------------------------------------------------------------------------
                                                   THREE MONTHS ENDED           NINE MONTHS ENDED
                                                      SEPTEMBER 30                 SEPTEMBER 30
($000s, except per share amounts)                2004       2003   Change        2004      2003     Change
-----------------------------------------------------------------------------------------------------------
Cash flow from operations                     $46,844    $34,525      36%    $135,402  $122,173        11%

Per share - basic                             $  0.40    $  0.30      33%    $   1.16  $   1.05        10%
          - diluted                           $  0.38    $  0.28      36%    $   1.10  $   1.00        10%

Net earnings                                  $21,977    $10,498     109%    $ 47,256  $106,572       -56%
Per share - basic                             $  0.19    $  0.09     111%    $   0.40  $   0.92       -57%
          - diluted                           $  0.18    $  0.09     100%    $   0.38  $   0.87       -56%
-----------------------------------------------------------------------------------------------------------

Cash flow from operations for the three and nine months ended September 30, 2004 rose from the comparable periods in 2003 due to higher realized oil and natural gas prices and increased production volumes, somewhat offset by an increase in operating, general and administrative and interest expenses.

In addition to items affecting cash flow from operations, net earnings are affected by items of a non-operational nature including foreign exchange gains and losses, unrealized risk management gains and losses and changes in future income taxes resulting from statutory rate changes.

To assist in the comparability of net earnings between periods, the Company calculates adjusted net earnings from operations which eliminates the after tax effect of these items. Adjusted net earnings from operations is used by the Company to evaluate its performance.

The following reconciliation presents the after tax effects of items of a non-operational nature that are included in the Company's financial results for each of the periods reported.

---------------------------------------------------------------------------------------------------------
ADJUSTED NET EARNINGS FROM OPERATIONS                   THREE MONTHS ENDED        NINE MONTHS ENDED
                                                           SEPTEMBER 30              SEPTEMBER 30
($000s, except per share amounts)                           2004        2003         2004          2003
---------------------------------------------------------------------------------------------------------
Net earnings, as reported                                $21,977     $10,498      $47,256      $106,572

Non-operational items, after tax
    Foreign exchange (gain)                              (10,170)       (636)      (3,763)      (29,941)
    Unrealized risk management (gain) loss                (1,327)          -        3,736             -
    Stock-based compensation                                 383          60        1,657           323
    Effect of statutory tax rate changes on future
      income tax liabilities                                   -           -       (8,359)      (37,130)
    Non-controlling interest                               1,346           -          863             -
---------------------------------------------------------------------------------------------------------

Adjusted net earning from operations                     $12,209     $ 9,922      $41,390      $ 39,824

Per share - basic                                        $  0.10     $  0.09      $  0.35      $   0.34
          - diluted                                      $  0.10     $  0.08      $  0.33      $   0.33
---------------------------------------------------------------------------------------------------------

REVENUE

-------------------------------------------------------------------------------------------------------------
PRODUCTION, PRICING AND REVENUE                       THREE MONTHS ENDED                NINE MONTHS ENDED
                                                         SEPTEMBER 30                      SEPTEMBER 30
                                                2004        2003     Change       2004         2003   Change
------------------------------------------------------------------------------------------------------------
AVERAGE PRODUCTION
   Natural gas (MMCF/D)                          123         111       11%         122          116     5%
   Liquids (light oil & ngl's) (BBLS/D)        6,712       5,710       18%       6,117        5,895     4%
------------------------------------------------------------------------------------------------------------
Total (BOE/D)                                 27,268      24,219       13%      26,430       25,238     5%

BENCHMARK PRICES
  NYMEX (US$/MMBTU)                         $   5.56     $  4.92       13%    $   5.82     $   5.66     3%
  AECO ($/MMBTU)                            $   6.32     $  5.96        6%    $   6.34     $   6.70    -5%
  WTI (US$/BBL)                             $  43.88     $ 30.20       45%    $  39.11     $  30.99    26%
  Edmonton Par ($/BBL)                      $  56.99     $ 41.47       37%    $  51.65     $  45.19    14%

COMPANY PRICES
   Natural gas ($/MCF)                      $   6.48     $  5.84       11%    $   6.52     $   6.49     -
   Liquids ($/BBL)                             46.60       35.15       33%       43.33        36.00    20%
------------------------------------------------------------------------------------------------------------
Total ($/BOE)                               $  40.78     $ 35.07       16%    $  40.11     $  38.25     5%
------------------------------------------------------------------------------------------------------------

REVENUE
  Natural gas ($000S)                       $ 73,523     $59,684       23%    $217,844     $205,578     6%
  Liquids ($000S)                             28,776      18,466       56%      72,626       57,941    25%
------------------------------------------------------------------------------------------------------------
Total ($000S)                               $102,299     $78,150       31%    $290,470     $263,519    10%
------------------------------------------------------------------------------------------------------------

(1) 2003 prices and revenue have been restated to exclude hedge losses and transportation charges.

Revenue for the three and nine months ended September 30, 2004 increased from comparable periods due to higher realized prices and increased production volumes. Third quarter revenue increased from the second quarter due to higher production and increased liquids prices, despite slightly lower realized gas prices.

Production increased from prior periods during the three and nine months ended September 30, 2004. Production volumes in the third quarter of 2003 were abnormally low due to the shut-in of the Mazeppa gas plant for turnaround in September 2003. Third quarter production increased 4% over the second quarter of 2004. Quarter over quarter production growth was restricted by weather conditions that delayed tie-ins.

With the elimination of processing restrictions in Southern Alberta and improved operating conditions, production is expected to increase at a greater rate during the fourth quarter of 2004. The Company exited the third quarter with approximately 4,290 boe/d behind pipe. It is anticipated that approximately 3,900 boe/d of the production behind pipe will be on stream by the end of the year and production is anticipated to be 30,000 boe/d in December.

Approximately 10% of Compton's natural gas production remains committed to aggregator contracts, which received a price during the current quarter that was, on average, $0.34/mcf less than prices received on non-aggregator volumes.

Commodity hedge gains and losses are not included in 2004 prices, but are reflected in "Risk Management" on the consolidated income statements.

ROYALTIES

---------------------------------------------------------------------------------------------------
                                        THREE MONTHS ENDED                  NINE MONTHS ENDED
                                           SEPTEMBER 30                      SEPTEMBER 30
                                       2004        2003    Change        2004       2003     Change
---------------------------------------------------------------------------------------------------
Royalties ($000s)                   $24,647     $18,464      33%      $67,929    $62,277       9%
% of revenue                          24.1%       23.6%       2%        23.4%      23.6%      -1%
---------------------------------------------------------------------------------------------------

The Alberta Crown royalty structure imposes higher royalty rates at higher commodity prices and conversely, lower royalty rates at lower commodity prices. The Company's royalty rate for the nine months ended September 30, 2004 was marginally lower than in the same period of 2003 despite higher realized oil and gas prices, due to a retroactive adjustment recorded in the second quarter of 2004. The royalty rate in the current quarter increased from the second quarter rate, also as a result of the adjustment.

OPERATING EXPENSES

-----------------------------------------------------------------------------------------------------
                                               THREE MONTHS ENDED                  NINE MONTHS ENDED
                                                  SEPTEMBER 30                      SEPTEMBER 30
($000s, except where noted)                  2004       2003   Change       2004      2003    Change
-----------------------------------------------------------------------------------------------------
Total operating expenses                  $14,013    $12,912       9%    $39,964   $37,976       5%
Operating expenses per boe ($/BOE)        $  5.59    $  5.79      -3%    $  5.52   $  5.51        -
-----------------------------------------------------------------------------------------------------

Operating costs per boe for the three months ended September 30, 2004 decreased from the prior period due to reduced production in 2003 resulting from the Mazeppa gas plant shut down.

GENERAL AND ADMINISTRATIVE EXPENSES

-----------------------------------------------------------------------------------------------------
                                                      THREE MONTHS ENDED          NINE MONTHS ENDED
                                                         SEPTEMBER 30               SEPTEMBER 30
 ($000s, except where noted)                        2004     2003   Change      2004     2003  Change
-----------------------------------------------------------------------------------------------------
  General and administrative expense              $6,244   $5,045     24%   $ 17,620  $14,398    22%
  Capitalized general and administrative expense    (614)    (616)      -     (1,715)  (1,864)   -8%
   Operating recoveries                           (1,745)  (1,402)    24%     (5,570)  (3,557)   57%
-----------------------------------------------------------------------------------------------------
  Total general and administrative expense        $3,885   $3,027     28%   $ 10,335  $ 8,977    15%

 General and administrative per boe ($/BOE)       $ 1.55   $ 1.36     14%   $   1.43  $  1.30    10%
-----------------------------------------------------------------------------------------------------

General and administrative ("G&A") expenses in the three and nine months ended September 30, 2004, increased from prior periods due to additional full time employees required for the expanded activities of the Company, as well as higher insurance costs and additional regulatory and reporting related costs. G&A per boe increased from the second quarter for similar reasons.

INTEREST EXPENSE

---------------------------------------------------------------------------------------------------
                                            THREE MONTHS ENDED          NINE MONTHS ENDED
                                               SEPTEMBER 30               SEPTEMBER 30
($000s)                               2004        2003   Change          2004         2003   Change
---------------------------------------------------------------------------------------------------
Interest expense                  $  8,067    $  6,631     22%       $ 23,220     $ 19,782     17%
Average debt outstanding          $409,355    $335,347     22%       $385,145     $318,475     21%
---------------------------------------------------------------------------------------------------

Average debt outstanding in the three and nine months ended September 30, 2004 was higher than in comparable periods. Debt levels at June 30, 2004 were elevated due to additional amounts drawn on the Company's syndicated credit facility to fund the purchase of the Mazeppa and Gladys gas plants and related infrastructure by MPP. MPP completed the external financing of the acquisition, expansion and operations of the Mazeppa facilities in the third quarter of 2004 and Compton repaid monies drawn on its syndicated credit facility with the funds reimbursed by MPP.

DEPLETION, DEPRECIATION AND AMORTIZATION

-------------------------------------------------------------------------------------------------------
                                                      THREE MONTHS ENDED          NINE MONTHS ENDED
                                                         SEPTEMBER 30               SEPTEMBER 30
 ($000s, except where noted)               2004        2003  Change         2004         2003    Change
-------------------------------------------------------------------------------------------------------
 Total DD&A                             $21,688     $15,105     44%      $58,246      $44,124      32%
 DD&A per boe ($/BOE)                   $  8.65     $  6.78     28%      $  8.04      $  6.40      26%
-------------------------------------------------------------------------------------------------------

DD&A rates have risen in 2004 as the result of higher capital expenditures incurred for the exploration for probable reserves and optimization of proved developed reserves.

CAPITAL EXPENDITURES
--------------------------------------------------------------------------------------------------------
                                                                       NINE MONTHS ENDED
                                                        SEPTEMBER 30,      %      September 30,      %
 ($000s)                                                      2004                      2003
--------------------------------------------------------------------------------------------------------
   Land and seismic                                         $ 28,078         13       $ 22,108        15
   Drilling and completions                                  114,782         53         80,178        54
   Production facilities                                      51,707         24         32,496        22
   Corporate acquisitions                                     15,324          7              -         -
   Property acquisitions                                       5,078          3         13,951         9
--------------------------------------------------------------------------------------------------------
 Sub-total                                                   214,969        100       $148,733       100
MPP                                                           11,218                         -
--------------------------------------------------------------------------------------------------------
Total capital expenditures                                  $226,187                  $148,733
--------------------------------------------------------------------------------------------------------

Capital expenditures for the nine months ended September 30, 2004 totaled $226 million, including the acquisition of Redwood Energy, Ltd. in April of 2004 for $13 million.

RISK MANAGEMENT

The Company's financial results are impacted by external market risks associated with fluctuations in commodity prices, interest rates and the Canadian/U.S. exchange rate. The Company utilizes various financial instruments for non-trading purposes to manage and partially mitigate its exposure to these risks. Commodity price contracts are employed to manage risk associated with price volatility in order to protect cash flow for the Company's capital expenditure program.

Concurrent with the closing of the senior notes offering in May of 2002, the Company negotiated a cross currency interest rate swap. The swap, which converted fixed rate U.S. dollar interest obligations into floating rate Canadian dollar interest obligations, was entered into to fix the exchange rate on interest payments and also to take advantage of lower floating interest rates.

On January 1, 2004, the Company adopted the CICA's Accounting Guideline 13, "Hedging Relationships" and EIC 128, "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments." Financial instruments that are not designated or do not qualify as hedges under the Guideline are recorded at fair value on the Company's consolidated balance sheets, with subsequent changes recognized in net earnings. Fair value is determined on a mark-to-market method based upon quoted market prices. Previously, gains and losses resulting from financial instruments were recognized only when realized. Under Guideline 13, unrealized gains or losses relating to contracts in effect at the end of a period, are recognized and included in risk management activity together with realized gains and losses.

Adoption of EIC 128 resulted in the following:

-----------------------------------------------------------------------------------------------------------
                                                                     THREE MONTHS         NINE MONTHS
                                                                  ENDED SEPTEMBER 30    ENDED SEPTEMBER 30
 ($000s)                                                            2004      2003       2004       2003
-----------------------------------------------------------------------------------------------------------
COMMODITY CONTRACTS
    Realized loss                                                  $2,801       $361     $ 6,208    $5,717
    Unrealized (gain) loss                                         (2,015)         -       4,174         -
CROSS CURRENCY INTEREST RATE SWAP
    Unrealized (gain) loss                                           (147)         -       1,910         -
-----------------------------------------------------------------------------------------------------------
TOTAL RISK MANAGEMENT LOSS                                         $  639       $361     $12,292    $5,717
-----------------------------------------------------------------------------------------------------------

Realized loss                                                      $2,801       $361     $ 6,208    $5,717
Unrealized (gain) loss                                             (2,162)         -       6,084         -
-----------------------------------------------------------------------------------------------------------
TOTAL RISK MANAGEMENT LOSS                                         $  639       $361     $12,292    $5,717
-----------------------------------------------------------------------------------------------------------

OUTSTANDING COMMODITY PRICE RISK MANAGEMENT CONTRACTS

Effective January 1, 2004, the Company elected to account for commodity hedges on a mark-to-market basis and recognized a deferred loss and a liability of $2 million with respect to outstanding contracts as of that date.

The following table outlines commodity hedge transactions which were in place during the third quarter of 2004 and/or are currently in place.

-----------------------------------------------------------------------------------------------------------
    COMMODITY        TYPE              TERM                 AMOUNT           AVERAGE PRICE        INDEX
-----------------------------------------------------------------------------------------------------------
NATURAL GAS:
                  Collars          July - Oct 2004        35,000 GJ/d       Cdn$5.32  -  $6.95     AECO
                  Collars           Nov - Dec 2004        35,000 GJ/d       Cdn$6.64  -  $9.91     AECO
                  Collars           Jan - Mar 2005        25,000 GJ/d        Cdn$7.15 - $11.01     AECO


CRUDE OIL:
                  Collars       Jan 2004 - Dec 2004      1,500 bbls/d         US$25.83 - $29.37    WTI
                  Collars       Jan 2005 - Dec 2005      1,000 bbls/d         US$35.00 - $48.75    WTI
-----------------------------------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES
-----------------------------------------------------------------------------------------------------------
                                                                                      AS AT
                                                                           SEPTEMBER 30,     DECEMBER 31,
($000s)                                                                        2004               2003
-----------------------------------------------------------------------------------------------------------
Current bank debt                                                            $184,000         $164,500
Senior term notes                                                             208,543          213,246
Working capital                                                               (15,734)         (21,998)
-----------------------------------------------------------------------------------------------------------
Total indebtedness                                                           $376,809         $355,748
-----------------------------------------------------------------------------------------------------------

Total indebtedness decreased $59 million from June 30, 2004. MPP completed the external financing of the acquisition, expansion and operations of the Mazeppa facilities in the third quarter of 2004. The proceeds of the financing were used to reimburse $75 million advanced to MPP by Compton. Compton subsequently repaid $21 million drawn on its syndicated credit facilities and applied the remainder of the funds to working capital and third quarter capital expenditures. The value of the senior term notes decreased to $209 million due to rising U.S./Canadian exchange rates in the third quarter.

On July 7, 2004, the Company's senior secured credit facilities were renewed and the authorized amount of the facilities was increased to $240 million from $215 million. The facilities mature on July 7, 2005.

Compton expects that funds generated from operations, proceeds from minor, non-operated property dispositions and funds available under the Company's existing bank credit facilities will be sufficient to finance operations and budgeted capital expenditures in the remainder of 2004.

QUARTERLY INFORMATION

The following table sets forth certain quarterly financial information of the Company for the eight most recent quarters.

-----------------------------------------------------------------------------------------------------------------------
                                               2004                                  2003                  2002
-----------------------------------------------------------------------------------------------------------------------
                                       Q3       Q2          Q1        Q4         Q3          Q2         Q1        Q4
-----------------------------------------------------------------------------------------------------------------------
FINANCIAL
TOTAL REVENUE (millions)           $   103   $    99    $    89    $    83    $    78    $    87    $    98    $    75
CASH FLOW (millions)               $    47   $    48    $    41    $    33    $    35    $    40    $    48    $    35
    Cash flow /share (basic)       $  0.40   $  0.41    $  0.35    $  0.28    $  0.30    $  0.34    $  0.41    $  0.30
    Cash flow /share (diluted)     $  0.38   $  0.39    $  0.33    $  0.27    $  0.28    $  0.33    $  0.39    $  0.29

NET INCOME (millions)              $    22   $     3    $    22    $    12    $    11    $    65    $    32    $     3
    Net income/share (basic)       $  0.19   $  0.03    $  0.19    $  0.10    $  0.09    $  0.56    $  0.27    $  0.02
    Net income/share (diluted)     $  0.18   $  0.02    $  0.18    $  0.10    $  0.09    $  0.53    $  0.26    $  0.02

OPERATING
PRODUCTION
    Natural gas (mmcf/d)               123       122        120        123        111        119        119        121
    Liquids (bbls/d)                 6,712     5,977      5,655      6,010      5,710      5,910      6,068      6,390
-----------------------------------------------------------------------------------------------------------------------
    Total (boe/d)                   27,268    26,295     25,717     26,484     24,219     25,659     25,853     26,567

AVERAGE PRICE
    Natural gas (mmcf/d)           $  6.48   $  6.84    $  6.25    $  5.67    $  5.84    $  6.36    $  7.24    $  4.93
    Liquids (bbls/d)                 46.60     42.75      40.03      34.37      35.15      34.41      38.40      33.42
-----------------------------------------------------------------------------------------------------------------------
     Total ($/boe)                 $ 40.78   $ 41.43    $ 38.04    $ 34.08    $ 35.07    $ 37.29    $ 42.25    $ 30.50
-----------------------------------------------------------------------------------------------------------------------

Increased production volumes and higher oil and natural gas prices improved total revenue and cash flow in the first nine months of 2004. Non-operational items in the second quarter decreased net income.

In 2003, strong overall commodity prices and the decline of the Company's portion of natural gas production dedicated to aggregators to 18%, resulted in higher realized prices and increased total revenue. Non-operational items increased net income in the first and second quarters of 2003, compared to the second half of the year.

In the fourth quarter of 2002, approximately 40% of Compton's natural gas production was marketed through aggregator contracts. These contracts received a price that was on average $0.94/mcf less than prices received on non-aggregator volumes in 2002. Lower realized prices decreased fourth quarter 2002 revenue, cash flow and net income.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
CONSOLIDATED BALANCE SHEETS
(thousands of dollars)
--------------------------------------------------------------------------------

                                             SEPTEMBER 30,        DECEMBER 31,
                                                      2004                2003
                                             -------------        ------------
                                               (unaudited)
ASSETS

Current
    Cash                                     $      13,717        $     15,548
    Accounts receivable and other                  104,741              94,937
                                             -------------        ------------

                                                   118,458             110,485
Property and equipment                           1,110,293             942,303
Goodwill (Note 3)                                    5,201                   -
Other assets                                           480                 100
Deferred financing charges                           9,836              11,432
Deferred risk management loss (Note 12a)             8,162                   -
                                             -------------        ------------
                                             $   1,252,430        $  1,064,320
                                             =============        ============

LIABILITIES

Current
    Bank debt (Note 4)                       $     184,000        $    164,500
    Accounts payable                                97,695              85,730
    Income taxes payable                               355               2,757
    Risk management (Note 12a)                       4,674                   -
                                             -------------        ------------

                                                   286,724             252,987
Senior term notes (Note 5)                         208,543             213,246
Asset retirement obligations (Note 6)               19,107              17,329
Risk management (Note 12a)                           9,573                   -
Other liabilities                                       62                 155
Future income taxes                                247,994             223,807


Non-controlling interest (Note 7a)                  71,518                (110)
                                             -------------        ------------
                                                   843,521             707,414
                                             -------------        ------------

SHAREHOLDERS' EQUITY

Capital stock (Note 8)                             135,212             131,577
Contributed surplus                                  3,224                 760
Retained earnings                                  270,473             224,569
                                             -------------        ------------

                                                   408,909             356,906
                                             -------------        ------------

                                             $   1,252,430        $  1,064,320
                                             =============        ============




See accompanying notes to the consolidated financial statements.

-----------------------------------------------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS
 (unaudited) (thousands of dollars, except per share amounts)
-----------------------------------------------------------------------------------------------------------------------

                                                       THREE MONTHS ENDED                     NINE MONTHS ENDED
                                                          SEPTEMBER 30,                         SEPTEMBER 30,
                                                 --------------------------------      --------------------------------
                                                         2004               2003               2004               2003
                                                 -------------     --------------      -------------     --------------
REVENUE
  Oil and natural gas revenues                   $    102,299      $      78,150       $    290,470      $     263,519
  Royalties                                           (24,647)           (18,464)           (67,929)           (62,277)
                                                 -------------     --------------      -------------     --------------
                                                       77,652             59,686            222,541            201,242
                                                 -------------     --------------      -------------     --------------
EXPENSES
  Operating                                            14,013             12,912             39,964             37,976
  Transportation                                        2,028              1,997              6,059              6,261
  General and administrative                            3,885              3,027             10,335              8,977
  Interest                                              8,067              6,631             23,220             19,782
  Depletion and depreciation                           21,688             15,105             58,246             44,124
  Accretion of asset retirement
    obligations (Note 6)                                  433                363              1,261              1,040
  Foreign exchange gain                               (12,609)              (798)            (4,672)           (37,797)
  Risk management loss (Note 12a)                         639                361             12,292              5,717
  Stock-based compensation (Note 9c)                      623                 98              2,699                526
                                                 -------------     --------------      -------------     --------------
                                                       38,767             39,696            149,404             86,606
                                                 -------------     --------------      -------------     --------------

EARNINGS BEFORE TAXES AND
  NON-CONTROLLING INTEREST                             38,885             19,990             73,137            114,636
                                                 -------------     --------------      -------------     --------------

Income taxes (Note 11)
  Current                                                 410                412              2,680              1,193
  Future                                               14,306              9,080             21,795              6,871
                                                 -------------     --------------      -------------     --------------
                                                       14,716              9,492             24,475              8,064
                                                 -------------     --------------      -------------     --------------

EARNINGS BEFORE NON-CONTROLLING INTEREST               24,169             10,498             48,662            106,572

Non-controlling interest (Note 7b)                      2,192                  -              1,406                  -
                                                 -------------     --------------      -------------     --------------

NET EARNINGS                                     $     21,977      $      10,498       $     47,256      $     106,572
                                                 =============     ==============      =============     ==============

EARNINGS PER SHARE (Note 10)
   Basic                                         $       0.19      $        0.09       $       0.40      $        0.92
                                                 =============     ==============      =============     ==============

   Diluted                                       $       0.18      $        0.09       $       0.38      $        0.87
                                                 =============     ==============      =============     ==============

-----------------------------------------------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
 (unaudited) (thousands of dollars)
-----------------------------------------------------------------------------------------------------------------------

                                                        THREE MONTHS ENDED                   NINE MONTHS ENDED
                                                           SEPTEMBER 30,                       SEPTEMBER 30,
                                                  --------------------------------      -----------------------------
                                                         2004                2003               2004            2003
                                                  ------------      --------------      -------------    ------------
RETAINED EARNINGS, as previously reported         $   249,049       $     211,594       $    224,569     $   117,720
Change in accounting policies:
   Stock-based compensation                                 -                (428)                 -               -
   Asset retirement obligations                             -              (5,823)                 -          (5,681)
                                                  ------------      --------------      -------------    ------------

RETAINED EARNINGS, as restated                        249,049             205,343            224,569         112,039
Net earnings                                           21,977              10,498             47,256         106,572
Premium on redemption of shares (Note 8)                 (553)             (1,968)            (1,352)         (4,738)
                                                  ------------      --------------      -------------    ------------

RETAINED EARNINGS, end of period                  $   270,473       $     213,873       $    270,473     $   213,873
                                                  ============      ==============      =============    ============


See accompanying notes to the consolidated financial statements.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW
 (unaudited) (thousands of dollars)
--------------------------------------------------------------------------------

                                                              THREE MONTHS ENDED                    NINE MONTHS ENDED
                                                                SEPTEMBER 30,                         SEPTEMBER 30,
                                                        -------------------------------       -------------------------------
                                                               2004               2003                2004              2003
                                                        ------------       ------------       -------------      ------------
OPERATING ACTIVITIES
  Net earnings                                          $    21,977        $    10,498        $     47,256       $   106,572
  Amortization of deferred charges                              536                536               1,596             1,603
  Depletion and depreciation                                 21,688             15,105              58,246            44,124
  Accretion of asset retirement obligations                     433                363               1,261             1,040
  Unrealized foreign exchange gain                          (12,623)              (810)             (4,703)          (37,818)
  Future income taxes                                        14,306              9,080              21,795             6,871
  Unrealized risk management (gain) loss
    (Note 12a)                                               (2,162)                 -               6,084                 -
  Stock-based compensation                                      623                 98               2,699               526
  Pension expense                                               (47)                 -                (147)                -
  Asset retirement expenditures                                 (79)              (345)                (91)             (745)
  Non-controlling interest (Note 7b)                          2,192                  -               1,406                 -
                                                        ------------       ------------       -------------      ------------
  Cash flow from operations                                  46,844             34,525             135,402           122,173
  Change in non-cash working capital                          4,833              3,388              (2,705)           (5,840)
                                                        ------------       ------------       -------------      ------------
                                                             51,677             37,913             132,697           116,333
                                                        ------------       ------------       -------------      ------------

FINANCING ACTIVITIES
  Issuance (repayment) of bank debt                         (21,000)             2,748               8,323            73,500
  Capital lease obligations                                      (9)                (9)                (28)              (27)
  Notes receivable                                                -                  -                   -           (55,197)
  Deferred financing charges                                      -                  -                   -              (129)
  Proceeds from share issuances (net)                           511                422               2,772             2,149
  Proceeds from partnership unit issuance                    74,043                  -              74,043                 -
  Distributions to partner                                   (3,822)                 -              (3,822)                -
  Redemption of common shares                                  (651)            (2,422)             (1,600)           (5,933)
  Change in non-cash working capital                          4,412              5,623               4,035             4,247
                                                        ------------       ------------       -------------      ------------
                                                             53,484              6,362              83,723            18,610
                                                        ------------       ------------       -------------      ------------
INVESTING ACTIVITIES
  Property and equipment additions                          (67,919)           (51,725)           (205,482)         (138,513)
  Corporate acquisitions (Note 3)                                 -                  -              (6,441)                -
  Property acquisitions                                      (2,085)            (1,500)             (4,552)          (10,220)
  Change in non-cash working capital                        (22,084)            13,256              (1,776)            3,371
                                                        ------------       ------------       -------------      ------------
                                                            (92,088)           (39,969)           (218,251)         (145,362)
                                                        ------------       ------------       -------------      ------------

CHANGE IN CASH                                               13,073              4,306              (1,831)          (10,419)

CASH, beginning of period                                       644                  -              15,548            14,725
                                                        ------------       ------------       -------------      ------------

CASH, end of period                                     $    13,717        $     4,306        $     13,717       $     4,306
                                                        ============       ============       =============      ============


See accompanying notes to the consolidated financial statements.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated) September 30, 2004
--------------------------------------------------------------------------------

1.     BASIS OF PRESENTATION

Compton Petroleum Corporation (the "Company") is in the business of exploration for and production of petroleum and natural gas reserves in the Western Canadian Sedimentary Basin.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The consolidated financial statements also include the accounts of Mazeppa Processing Partnership in accordance with Accounting Guideline 15 ("AcG-15") Consolidation of Variable Interest Entities, as outlined in Note 7.

The consolidated financial statements of the Company have been prepared by Management in accordance with accounting principles generally accepted in Canada. Certain information and disclosure normally required to be included in notes to annual consolidated financial statements have been condensed or omitted. The consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2003. The consolidated interim financial statements have been prepared following the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended December 31, 2003.

All amounts are presented in Canadian dollars unless otherwise stated.

2.     CHANGE IN ACCOUNTING POLICY

HEDGING RELATIONSHIPS

The Company has elected not to designate any of its risk management activities in place at January 1, 2004 as accounting hedges under Accounting Guideline 13 and accordingly, accounts for all derivatives using the mark-to-market method. The impact on the Company's consolidated financial statements at January 1, 2004 resulted in the recognition of risk management liabilities of $10.9 million and a deferred risk management loss of $10.9 million, before tax. The risk management assets will be charged to earnings as the contracts are settled and the liability will be revalued at each balance sheet date with any gain or loss recognized in earnings.

3.     BUSINESS COMBINATION

In April 2004, the Company paid cash of $6.4 million to acquire all of the issued and outstanding common shares of Redwood Energy, Ltd. ("Redwood"), a Calgary based independent exploration and production company. The business combination has been accounted for using the purchase method with results of operations of Redwood included in the consolidated financial statements from the date of acquisition. On July 1, 2004, Redwood was wound up into Compton Petroleum Corporation.

The allocation of the purchase price to assets and liabilities assumed based on their fair value is set out in the following table:

  Purchase price allocated as follows:
     Property and equipment                                    $    15,322
     Goodwill                                                        5,201
     Working capital deficiency                                       (206)
     Debt assumed                                                  (11,176)
     Asset retirement obligations                                     (309)
     Future income taxes                                            (2,391)
                                                               ------------
  Net assets acquired                                          $     6,441
                                                               ============

  Purchase price:
     Cash consideration                                        $     6,271
     Transaction costs                                                 170
                                                               ------------
  Total cash consideration                                     $     6,441
                                                               ============

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated) September 30, 2004
--------------------------------------------------------------------------------

4.     SENIOR CREDIT FACILITIES

                                                 SEPTEMBER 30,     DECEMBER 31,
                                                          2004             2003
                                                 --------------    -------------
  Authorized
      Extendible revolving credit facility       $     230,000     $    175,000
      Working capital facility                          10,000           10,000
                                                 --------------    -------------

      Total                                      $     240,000     $    185,000
                                                 ==============    =============

  Utilized                                       $     184,000     $    164,500
                                                 ==============    =============

As of September 30, 2004, the Company had arranged authorized senior credit facilities with a syndicate of Canadian banks in the amount of $240 million. Advances under the facilities can be drawn in either Canadian or U.S. funds. The facilities bear interest at the lenders' prime lending rate or at the Bankers' Acceptance rate or LIBOR plus a margin currently set at 0.7%, 1.7% and 1.7%, respectively. Margins are determined based on the ratio of total consolidated debt to consolidated cash flow. These facilities mature on July 7, 2005.

The senior credit facilities are secured by a first fixed and floating charge debenture in the amount of $325 million covering all the Company's assets and undertakings.

5.     SENIOR TERM NOTES

                                                SEPTEMBER 30,     DECEMBER 31,
                                                         2004             2003
                                                -------------     -------------

Senior term notes (US$165.0 million)
  Proceeds on issuance                          $     259,051     $     259,051
  Unrealized foreign exchange (gain)                 (50,508)           (45,805)
                                                -------------     -------------

                                                $     208,543     $     213,246
                                                =============     =============

The senior term notes bear interest at 9.90%, semi-annual, with principal repayable on May 15, 2009 and are subordinate to the Company's bank credit facilities.

The notes are not redeemable prior to May 15, 2006, except in limited circumstances. After that time, they can be redeemed in whole or part, at the rates indicated below:

       May 15, 2006                            104.950%
       May 15, 2007                            102.475%
       May 15, 2008 and thereafter             100.000%

The Company entered into a cross currency, interest rate swap arrangement with its banking syndicate whereby interest paid by the Company on the U.S. $165.0 million principal amount is based upon the 90 day Bankers' Acceptance rate plus 4.85%, calculated on the $259 million proceeds of issuance. This arrangement resulted in an interest rate of 6.98% during period ended September 30, 2004 (September 30, 2003 - 8.16%).

Interest incurred on senior term notes was $14 million for the nine months ended September 30, 2004 (September 30, 2003 - $15 million).

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated) September 30, 2004
--------------------------------------------------------------------------------

6.     ASSET RETIREMENT OBLIGATIONS

The following table represents the reconciliation of the beginning and ending aggregate carrying amount of the obligations associated with the retirement of oil and gas assets:

                                                 SEPTEMBER 30,    DECEMBER 31,
                                                          2004            2003
                                                 --------------   -------------

Asset retirement obligations, beginning of year  $      17,329    $     17,335
   Liabilities incurred                                  2,134           1,241
   Liabilities settled                                  (1,617)         (2,683)
   Accretion expense                                     1,261           1,436
                                                 --------------   -------------

Asset retirement obligations, end of period      $      19,107    $     17,329
                                                 ==============   =============


7.     NON-CONTROLLING INTEREST

Mazeppa Processing Partnership ("MPP" or "the Partnership") is a limited partnership organized under the laws of the province of Alberta and owns certain midstream facilities, including gas plants and pipelines in southern Alberta. The Company processes a significant portion of its production from the area through these facilities pursuant to a processing agreement with MPP. The Company does not have an ownership position in MPP, however, the Company, through a management agreement, manages the activities of MPP and is considered to be the primary beneficiary of MPP's operations. Pursuant to AcG-15, "Consolidation of Variable Interest Entities", these consolidated financial statements include the assets, liabilities and operations of the Partnership. Equity in the Partnership that is attributable to the partners of MPP is recorded as a non-controlling interest.

a) The following table represents the reconciliation of the non-controlling interest:

                                                 SEPTEMBER 30,     DECEMBER 31,
                                                          2004             2003
                                                 --------------    -------------

Non-controlling interest, beginning of year      $        (110)     $         -
   Earnings (loss) attributable to
   non-controlling interest                              1,406             (110)
   Proceeds from partnership unit issuance              75,000                -
   Expenses of partnership un it issuance                 (956)               -
   Distributions to partner                             (3,822)               -
                                                 --------------    -------------

Non-controlling interest, end of period          $      71,518     $       (110)
                                                 ==============    =============

b)     Earnings and non-controlling interest

MPP had net earnings of $1.4 million for the nine month period ended September 30, 2004 on revenue of $12.8 million. Commencing May 1, 2004, pursuant to the processing agreement, the Company pays a fee for processing and transportation to MPP comprised of a fixed monthly base fee of $764,304 plus MPP operating costs less third party revenues. On consolidation, these amounts are eliminated from revenues and expenses.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated) September 30, 2004
--------------------------------------------------------------------------------

8.     CAPITAL STOCK

ISSUED AND OUTSTANDING
                                                          SEPTEMBER 30,                     DECEMBER 31,
                                                              2004                              2003
                                                  -------------------------------     ----------------------------
                                                     NUMBER OF                         NUMBER OF
                                                       SHARES                            SHARES
                                                       (000s)           AMOUNT           (000s)           AMOUNT
                                                  --------------    -------------     ------------     -----------
Common shares outstanding,
beginning of year                                        116,423    $     131,577          116,271     $   128,079
   Shares issued for cash, net                                 -                -              587           2,712
   Shares issued for property                                110              875               15              81
   Shares issued under stock option plan                   1,127            3,007              913           2,296
   Shares repurchased                                       (217)            (247)          (1,363)         (1,591)
                                                  --------------    -------------     ------------     -----------

Common shares outstanding, end of period                 117,443    $     135,212          116,423     $   131,577
                                                  ==============    =============     ============     ===========

During the fourth quarter of 2003, common shares issued for cash were issued on a flow-through basis. Under the terms of the flow-through agreement, the Company is required to expend $4.2 million on qualifying oil and natural gas expenditures prior to December 31, 2004. As at September 30, 2004, all necessary expenditures have been made.

During the nine months ended September 30, 2004, the Company purchased for cancellation 217,400 common shares at an average price of $7.36 per share (December 31, 2003 - 1,363,401 shares at an average price of $5.83 per share) pursuant to a normal course issuer bid. The excess of the purchase price over book value has been charged to retained earnings.

9.     STOCK-BASED COMPENSATION PLANS

a)     STOCK OPTION PLAN

The Company has implemented a stock option plan for directors, officers and employees. The exercise price of each option granted under the plan before June 16, 2004 equals the closing price of the Company's common shares on the Toronto Stock Exchange on the trading day immediately preceding the date on which the option is granted. The exercise price for each option granted under the plan after June 16, 2004 equals the average closing price of the Company's common shares on the Toronto Stock Exchange on the five trading days immediately preceding the date on which the option is granted.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated) September 30, 2004
--------------------------------------------------------------------------------

9.     STOCK-BASED COMPENSATION PLANS (continued)

Options granted under the plan before June 1, 2003 are generally fully exercisable after four years and expire ten years after the grant date. Options granted under the plan after June 1, 2003 are generally fully exercisable after four years and expire five years after the grant date.


The following table summarizes information relating to stock options:

                                                SEPTEMBER 30, 2004                        DECEMBER 31, 2003
                                         --------------------------------          -------------------------------
                                                               WEIGHTED                                 WEIGHTED
                                                                AVERAGE                                  AVERAGE
                                         STOCK OPTIONS         EXERCISE            STOCK OPTIONS        EXERCISE
                                            (000s)               PRICE                (000s)              PRICE
                                         -------------       ------------          -------------      ------------
Outstanding,  beginning of year                 10,672       $    2.54                    10,357      $    2.21
   Granted                                       2,321            7.05                     1,503           5.18
   Exercised                                    (1,128)           2.46                      (913)          2.52
   Cancelled                                      (276)           5.22                      (275)          4.63
                                         -------------       ------------          -------------      ------------

Outstanding, end of period                      11,589            3.38                    10,672      $    2.54
                                        ==============       ==============        =============      =============

Exercisable, end of period                       7,825            2.17                     7,763      $    1.77
                                        ==============       ==============        =============      =============

      The range of exercise prices of stock options outstanding and exercisable at September 30, 2004 is as follows:

                                              OUTSTANDING OPTIONS                          EXERCISABLE OPTIONS
                                -------------------------------------------------     ------------------------------
                                   WEIGHTED
                                  NUMBER OF          AVERAGE          WEIGHTED          NUMBER OF         WEIGHTED
                                   OPTIONS          REMAINING          AVERAGE           OPTIONS           AVERAGE
RANGE OF EXERCISE PRICES         OUTSTANDING       CONTRACTUAL        EXERCISE         OUTSTANDING        EXERCISE
                                    (000s)         LIFE (YEARS)         PRICE            (000s)             PRICE
                                -------------     -------------      ------------     -------------      -----------
$0.60 - $0.99                          2,875           2.0           $    0.64               2,875       $   0.64
$1.00 - $2.99                          2,218           4.3                1.72               2,216           1.72
$3.00 - $3.99                          1,713           6.5                3.43               1,239           3.32
$4.00 - $4.99                          1,855           7.3                4.29               1,044           4.19
$5.00 - $6.99                          1,375           4.2                5.86                 338           5.91
$7.00 - $8.33                          1,553           4.6                7.52                 113           7.57
                                -------------                        ------------     -------------      -----------
                                      11,589                         $    3.38               7,825       $   2.17
                                =============                        ============     =============      ===========

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated) September 30, 2004
--------------------------------------------------------------------------------

9.     STOCK-BASED COMPENSATION PLANS (continued)

b)     STOCK OPTIONS GRANTED PRIOR TO JANUARY 1, 2003

The Company has accounted for stock options granted prior to January 1, 2003 using the intrinsic value method. If the Company had applied the fair-value method to options granted prior to 2003 consistent with the methodology prescribed by the CICA Handbook section 3870, the Company's pro-forma net earnings and net earnings per share would have been as indicated below:

                                                       THREE MONTHS ENDED                 NINE MONTHS ENDED
                                                         SEPTEMBER 30,                      SEPTEMBER 30,
                                                 -------------------------------     -----------------------------
                                                         2004               2003             2004             2003
                                                 -------------     -------------     ------------     ------------
Net earnings
   As reported                                   $      21,977     $      10,498     $     47,256     $    106,572
   Less fair value of stock options                       (284)             (660)          (1,162)          (1,849)
                                                 -------------     -------------     ------------     ------------

Pro-forma                                        $      21,693     $       9,838     $     46,094     $    104,723
                                                 =============     =============     ============     ============

Net earnings per common share - basic
   As reported                                   $        0.19     $        0.09     $       0.40     $       0.92
   Pro-forma                                     $        0.18     $        0.08     $       0.39     $       0.90

Net earnings per common share - diluted
   As reported                                   $        0.18     $        0.09     $       0.38     $       0.87
   Pro-forma                                     $        0.17     $        0.08     $       0.37     $       0.86


c)     STOCK OPTIONS GRANTED AFTER JANUARY 1, 2003

The Company has recorded stock-based compensation expense in the consolidated statement of earnings for stock options granted after January 1, 2003 to directors, officers and employees using the fair value method.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions for grants and the related stock-based compensation expense as follows:

                                              THREE MONTHS ENDED                  NINE MONTHS ENDED
                                                SEPTEMBER 30,                       SEPTEMBER 30,
                                           -------------------------      ----------------------------
                                                2004           2003             2004             2003
                                           ----------    -----------      -----------     ------------
Weighted average fair value of stock
option granted                             $    3.71     $     2.89       $     3.57      $      3.06
Risk-free interest rate                          4.0%           3.9%             3.9%             4.4%
Expected lives (years)                           5.0            5.0              5.0              6.5
Expected volatility                             48.1%          53.4%            49.9%            57.5%

Stock-based compensation
   expense (000's)                         $     623     $       98       $    2,699      $       526

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated) September 30, 2004
--------------------------------------------------------------------------------

9.     STOCK-BASED COMPENSATION PLANS (continued)

d)     SHARE APPRECIATION RIGHTS PLAN

CICA Handbook section 3870 requires recognition of compensation costs with respect to changes in the intrinsic value for the variable component of fixed options. During the periods ended September 30, 2004 and 2003, there were no significant compensation costs related to the outstanding variable component of these share appreciation rights. The liability related to the variable component of these options amounts to $1.8 million, which is included in accounts payable as at September 30, 2004 (December 31, 2003 - $2.4 million).

10.   PER SHARE AMOUNTS

The following table summarizes the common shares used in calculating net earnings per common share:

                                                        THREE MONTHS ENDED                 NINE MONTHS ENDED
                                                          SEPTEMBER 30,                      SEPTEMBER 30,
                                                  -------------------------------    ------------------------------
                                                          2004              2003              2004            2003
                                                        (000s)            (000s)            (000s)          (000s)
                                                  -------------    --------------    --------------    ------------
Weighted average common shares
   outstanding - basic                                 117,424           116,329           117,183         116,354
Effect of stock options                                  6,612             6,083             6,439           5,810
                                                  -------------    --------------    --------------    ------------
Weighted average common shares
   outstanding - diluted                               124,036           122,412           123,622         122,164
                                                  =============    ==============    ==============    ============

11.    INCOME TAXES

The following table reconciles income taxes calculated at the Canadian statutory rate with actual income taxes:

                                                       THREE MONTHS ENDED                        NINE MONTHS ENDED
                                                          SEPTEMBER 30,                             SEPTEMBER 30,
                                                 -----------------------------           -----------------------------
                                                      2004                2003                2004                2003
                                                 ---------           ---------           ---------           ---------
Earnings before taxes                            $  38,885           $  19,990           $  73,137           $ 114,636
                                                 ---------           ---------           ---------           ---------

Canadian statutory rate                               38.6%               40.6%               38.6%               41.3%
Expected income taxes                            $  15,010           $   8,116           $  28,231           $  47,345
Effect on taxes resulting from:
  Non-deductible crown charges                       5,194               4,636              14,549              18,057
  Resource allowance                                (3,610)             (2,385)            (10,822)            (14,618)
  Large corporations tax                               610                 412               1,900               1,193
  Statutory tax rate reductions                          -                   -              (8,359)            (37,130)
  Non-taxable portion of foreign
    exchange gain                                   (2,439)               (162)               (909)             (7,856)
  Other                                                (49)             (1,125)               (115)              1,073
                                                 ---------           ---------           ---------           ---------

Provision for income taxes                       $  14,716           $   9,492           $  24,475           $   8,064
                                                 =========           =========           =========           =========

  Current (1)                                    $     410           $     412           $   2,680           $   1,193
  Future                                            14,306               9,080              21,795               6,871
                                                 ---------           ---------           ---------           ---------

                                                 $  14,716           $   9,492           $  24,475           $   8,064
                                                 =========           =========           =========           =========

   (1)    Current taxes include the federal capital tax on large corporations.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated) September 30, 2004
--------------------------------------------------------------------------------

11.    INCOME TAXES (continued)

A significant portion of the Company's taxable income is generated by a partnership. Income taxes are incurred on the partnership's taxable income in the year following its inclusion in the Company's consolidated net earnings. Current income tax will vary and is dependent upon the amount of capital expenditures incurred and the way it is deployed.

On March 31, 2004, the Government of Alberta introduced legislation to reduce its corporate income tax rate from 12.5% - 11.5% effective April 1, 2004.

12.    RISK MANAGEMENT

a)     Risk management liabilities and losses

The Company is exposed to fluctuations in commodity prices, interest rates and Canada/U.S. exchange rates. The Company, when appropriate, utilizes financial instruments to manage its exposure to these risks.

As disclosed in Note 2, on January 1, 2004, the fair value of all outstanding financial instruments was recorded on the consolidated balance sheets with an off-setting net deferred loss amount. The deferred loss is recognized into net earnings over the life of the associated contracts. Changes in the fair value of the liability are subsequently recorded on the consolidated balance sheets with the associated unrealized gain or loss recorded in net earnings. The estimated fair value of derivative instruments is based upon market prices as indicated by senior financial institutions.

For the nine month period ended September 30, 2004, the following risk management amounts were included in liabilities and net earnings:

                                                 RISK MANAGEMENT
                                                    LIABILITY         EARNINGS
                                                 MARK TO MARKET      GAIN/LOSS
                                                 --------------     -----------
Commodity contracts
   Opening balance, January 1, 2004              $       2,001
   Transactions during the period
   Change in fair value                                  2,673      $     2,673
   Amortization of deferred loss                             -            1,501
   Cash settlements                                          -            6,208
                                                 --------------     -----------
   RISK MANAGEMENT LIABILITY - CURRENT           $       4,674      $    10,382
                                                 ==============     -----------

Cross currency interest rate swaps
   Opening balance, January 1, 2004              $       8,894
   Transactions during period
   Change in fair value                                    679      $       679
   Amortization of deferred loss                             -            1,231
                                                 --------------     -----------
   RISK MANAGEMENT LIABILITY - LONG TERM         $       9,573      $     1,910
                                                 ==============     -----------

RISK MANAGEMENT LOSS                                                $    12,292
                                                                    ===========

The risk management loss is
allocated as follows:

    Realized                                                        $     6,208
    Unrealized                                                            6,084
                                                                    -----------
                                                                    $    12,292
                                                                    ===========

At September 30, 2004, the unamortized amount of deferred risk management loss is $8.2 million and will be charged to earnings over the term of the contracts.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated) September 30, 2004
--------------------------------------------------------------------------------

12.    RISK MANAGEMENT (continued)

b)     Outstanding commodity price contracts

The following table outlines the financial agreements in place as at September 30, 2004:

                                                 DAILY
                                               NOTIONAL                                            UNREALIZED
                           TERM                 VOLUME             PRICE COLLARS                     (LOSS)
                           ----                 ------             -------------                   ----------
   Natural gas
        Collar      Apr. 04 - Oct. 04        19,048 mcf        $5.25/mcf - $6.88/mcf               $      16
        Collar      Apr. 04 - Dec. 04         4,762 mcf        $5.25/mcf - $7.46/mcf                    (244)
        Collar      July 04 - Dec. 04         4,762 mcf        $6.04/mcf - $7.61/mcf                    (162)
        Collar      Jun. 04 - Oct. 04         4,762 mcf        $6.83/mcf - $8.51/mcf                     170
        Collar      Nov. 04 - Mar. 05         4,762 mcf        $7.09/mcf - $9.50/mcf                    (205)
                                                                                                   ---------
                                                                                                   $    (425)
                                                                                                   ---------

   Crude oil
        Collar      Jan. 04 - Dec. 04        1,500 bbls  U.S.$25.83/bbl - U.S.$29.37/bbl              (3,402)
        Collar      Jan. 05 - Dec. 05        1,000 bbls  U.S.$35.00/bbl - U.S.$48.75/bbl
                                                                                                        (847)
                                                                                                   ---------
                                                                                                   $  (4,249)
                                                                                                   ---------
                                                                                                   $  (4,674)
                                                                                                   =========

The following table outlines financial agreements entered into subsequent to September 30, 2004:

   Natural gas
        Collar      Nov. 04 - Mar. 05       19,048 mcf    $7.61/mcf - $12.08/mcf

Information with respect to cross currency, interest rate risk contracts in place at December 31, 2003 is disclosed in Note 14 to the Company's annual audited consolidated financial statements. No new contracts have been entered into as at September 30, 2004.

13.    SUPPLEMENTAL CASH FLOW INFORMATION

Amounts actually paid during the period relating to interest expense and taxes are as follows:

                                                THREE MONTHS ENDED                  NINE MONTHS ENDED
                                                  SEPTEMBER 30,                       SEPTEMBER 30,
                                          ----------------------------      ----------------------------
                                                 2004             2003             2004             2003
                                          -----------     ------------      -----------       ----------
   Interest paid                          $     2,801     $        884      $    15,936       $   12,982
   Taxes paid                                   1,369                -            2,345            1,486
                                          -----------     ------------      -----------       ----------
                                          $     4,170     $        884      $    18,281       $   14,468
                                          ===========     ============      ===========       ==========


14.    COMPARATIVE FIGURES

Certain comparative amounts have been reclassified to conform with the current period presentation.

CONFERENCE CALL

Compton will be conducting a conference call and audio webcast on Monday, November 15, 2004 at 9:30 a.m. Mountain Standard Time (11:30 a.m. EST) to discuss the Company's 2004 third quarter financial and operating results. To participate in the conference call, please contact the Conference Operator at 9:20 a.m. (MST), ten minutes prior to the call.

Conference Operator Dial-in Number:   Toll-Free 1-800-796-7558
         Local Toronto 1-416-850-1243

English
Event URL:  http://www.newswire.ca/en/webcast/viewevent.cgi?eventid=959860

The audio replay will be available two hours after the conclusion of the conference call and will be accessible until November 22, 2004. Callers may dial toll-free 1-877-289-8525 and enter Access Code 21100776 (followed by the pound key).

Compton Petroleum Corporation is a Calgary-based independent public company actively engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in the Western Canada Sedimentary Basin. The Company's capital stock trades on the Toronto Stock Exchange ("TSX") under the symbol CMT, and is included in both the S&P/TSX Composite Index and the TSX MidCap Index.

FOR FURTHER INFORMATION: COMPTON PETROLEUM CORPORATION, E.G. SAPIEHA, PRESIDENT & CEO, N.G. KNECHT, VP FINANCE & CFO, OR C.M. KING, MANAGER, INVESTOR RELATIONS
TELEPHONE: (403) 237-9400, FAX (403) 237-9410.

Website:  www.comptonpetroleum.com     Email: investorinfo@comptonpetroleum.com